**Exhibit 1**

**JOINT FILING AGREEMENT**

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 21st day of May, 2025.

**Panacea Innovation Limited**

By:    /s/ James Huang
Name: James Huang
Title:  Founding Managing Partner

**Panacea Venture Healthcare Fund II, L.P.**
By: Panacea Venture Healthcare Fund II GP Company, Ltd., its general partner
By: Panacea Innovation Limited, its sole owner

By:    /s/ James Huang
Name: James Huang
Title:  Founding Managing Partner

**Panacea Venture Healthcare Fund II GP Company, Ltd.**
By: Panacea Innovation Limited, its sole owner

By:    /s/ James Huang
Name: James Huang
Title:  Founding Managing Partner

**Panacea Opportunity Fund I, L.P.**
By: Panacea Opportunity Fund I GP Company,
Ltd., its general partner
By: Panacea Innovation Limited, its sole owner

By:      /s/ James Huang
Name: James Huang
Title:   Founding Managing Partner


**Panacea Opportunity Fund I GP Company, Ltd.**
By: Panacea Innovation Limited, its sole owner

By:      /s/ James Huang
Name: James Huang
Title:   Founding Managing Partner

**James Huang**

/s/ James Huang